UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 12, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

DIRECTOR/PDMR SHAREHOLDING

TRADING IN NOVO NORDISK SHARES BY BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS AS REPORTED TO NOVO NORDISK ON 8 FEBRUARY 2008

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company's board members, executives and their associated persons as reported by those persons to Novo Nordisk.

Please find below a statement of such trading in shares issued by Novo Nordisk.

NAME                                     ANNE MARIE KVERNELAND
REASON FOR REPORTING                     MEMBER OF THE BOARD OF DIRECTORS
FINANCIAL INSTRUMENT AND ID CODE         NOVO NORDISK B DK006010261
TYPE OF TRANSACTION                      SALE OF SHARES
DATE OF TRANSACTION                      8 FEBRUARY 2008
PLACE OF TRANSACTION                     OMX NORDIC EXCHANGE COPENHAGEN
VOLUME OF TRANSACTION                    320 SHARES
TOTAL VALUE OF TRANSACTION               DKK 100,640

NAME                                     S0REN THUESEN PEDERSEN
REASON FOR REPORTING                     MEMBER OF THE BOARD OF DIRECTORS
FINANCIAL INSTRUMENT AND ID CODE         NOVO NORDISK B DK006010261
TYPE OF TRANSACTION                      PURCHASE OF SHARES
DATE OF TRANSACTION                      5 FEBRUARY 2008
PLACE OF TRANSACTION                     OMX NORDIC EXCHANGE COPENHAGEN
VOLUME OF TRANSACTION                    165 SHARES
TOTAL VALUE OF TRANSACTION               DKK 52,470

DEFINITIONS AND BACKGROUND INFORMATION:

PUBLICATION
Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

WHO ARE BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS?
Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)-3), or to which a board member/executive and/or a person mentioned in 1)-3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

WHAT IS TRADING/TRANSACTION?
Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

WHAT IS FINANCIAL INSTRUMENT AND ID CODE?
Financial instrument includes shares listed on the OMX Nordic Exchange Copenhagen and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on OMX Nordic Exchange Copenhagen, the code (NVOB) on London Stock Exchange or the code
(NVO) on New York Stock Exchange.

WHAT IS DATE AND PLACE OF TRANSACTION?
Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie OMX Nordic Exchange Copenhagen, London Stock Exchange or New York Stock Exchange.

WHAT IS VOLUME AND VALUE OF TRANSACTION?
The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media:                                      Investors:

Outside North America:                      Outside North America:
Elin K Hansen                               Mads Veggerby Lausten
Tel: (+45) 4442 3450                        Tel: (+45) 4443 7919
ekh@novonordisk.com                         mlau@novonordisk.com

                                            Hans Rommer
                                            Tel: (+45) 4442 4765
                                            hrmm@novonordisk.com

In North America:                           In North America:
Sean Clements                               Christian Qvist Frandsen
Tel: (+1) 609 514 8316                      Tel: (+1) 609 919 7937
secl@novonordisk.com                        cqfr@novonordisk.com

Stock Exchange Announcement no 7 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 12, 2008                       NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer